UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1)of the
Securities Exchange Act of 1934

ACCENTURE SCA
(Name of Subject Company (issuer))
ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))
CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$799,999,993	$94,160

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that an aggregate of 37,209,302 Class I common shares are redeemed or purchased at the maximum tender offer price of $21.50 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	Filing Party:

	Form or Registration No.:	Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This issuer tender offer statement on Schedule TO relates to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 14, 2005, and the accompanying shareholder instructions and master signature page (which together constitute the “offer” and are filed as Exhibits (a)(1) and (a)(2) to this Schedule TO) up to an aggregate of 37,209,302 Class I common shares of Accenture SCA, par value €1.25 per share, at a price not greater than $21.50 per share nor less than $19.00 per share, in cash.
     In response to Items 1, 2, 4, 5, 6, 7, 8, 9 and 11, reference is made to the information set forth in the tender offer, which is hereby incorporated by reference into this Schedule TO.
Item 3. Identity and Background of Filing Persons.
     Accenture SCA is a filing person and the subject company. Accenture SCA maintains a registered office at 46A Avenue J.F. Kennedy, L-1855 Luxembourg. Accenture SCA’s telephone number in Luxembourg is (352) 26-42-35-00.
     Accenture International SARL is a filing person and a subsidiary of Accenture SCA, the other filing person and the subject company. Accenture International SARL maintains a registered office at 46A Avenue J.F. Kennedy, L-1855 Luxembourg. Accenture International SARL’s telephone number in Luxembourg is (352) 26-42-36-00.
     In response to Item 3, reference is also made to the information set forth in the tender offer, which is hereby incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Tender Offer, dated September 14, 2005 (filed herewith)
(a)(2)	Form of Shareholder Instructions and Master Signature Page(filed herewith)
(a)(3)	Letter to Holders, dated September 14, 2005 (filed herewith)
(a)(4)
Certificate of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines (incorporated by reference to Exhibit(a)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(a)(5)
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding Form W-8BEN (incorporated by reference to Exhibit (a)(4) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)

(d)(1)
Form of Articles of Association of Accenture SCA, consolidated and updated as of June 28, 2005 (incorporated by reference to Exhibit 10.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(2)
Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(3)
Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture SCA’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)

(d)(4)
Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(13) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(5)
Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(14) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)

(d)(6)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory

Exhibit No.	Description
thereto (incorporated by reference to Exhibit (d)(15) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)
(d)(7)
Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(16) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on April 29, 2004)

(d)(8)
Form of Bye-Laws of Accenture Ltd, effective as of February 2, 2005 (incorporated by reference to Exhibit 3.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended February 28, 2005 filed on April 8, 2005)

(d)(9)
Form of SCA Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.2 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(10)
Form of Ltd Transfer Restriction Agreement for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.3 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(11)
Form of SCA Transfer Agreement ( For transfers of “Unrestricted” Shares of Accenture SCA) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.4 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

(d)(12)
Form of Transfer Agreement ( For transfers of “Unrestricted” Shares of Accenture Ltd) for the Accenture Family and Charitable Transfer Program dated as of April 1, 2005 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 10.5 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended May 31, 2005 filed on July 11, 2005)

Item 13. Information required by Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes
Name: Michael E. Hughes
Title: Manager
Dated: September 14, 2005